No Act DC
P.E. 12-5-02
1-14536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2002

Ethan James
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

02068206

Act 1934
Section
Rule 14A-8
Public Availability 12/23/2002

Re: PartnerRe Ltd.
Incoming letter dated December 5, 2002

Dear Mr. James:

This is in response to your letter dated December 5, 2002 concerning the shareholder proposal submitted to PartnerRe by Kenneth M. Russ, III. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kenneth M. Russ, III
5250 Villa Verde Dr. #E8
Reno, NV 89523

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

212-450-4244

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

December 5, 2002

Re: **PartnerRe Ltd. -- Shareholder Proposal**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of PartnerRe Ltd., I enclose a copy of a letter from Kenneth M. Russ, III, who has asked PartnerRe to include his nomination for election to its board of directors in its 2003 proxy statement. PartnerRe intends to exclude this proposal from its proxy statement pursuant to Rule 14a-8(i)(8), which permits exclusion of shareholder proposals relating to election to a company's board of directors.

Please contact me at (212) 450 4244 if you have any questions regarding this matter.

Very truly yours,

E. James

Ethan James

Attachment
cc w/ att: Keir Devon Gumbs, Esq.,
Division of Corporation Finance
Kenneth M. Russ, III, CPCU
Amanda Sodergren, Esq.,
PartnerRe Ltd.

5250 Villa Verde Dr. # E8
Reno, Nevada 89523

September 27, 2002

Mr. Patrick Thiele
President and Chief Executive Officer
PartnerRe Ltd.
Chesney House
96 Pitts Bay Road
Pembroke HM 08
BERMUDA

Dear Mr. Thiele:

Thank you for your letter of August 12, 2002.

I still wish to serve PartnerRe as an independent director.

By proxy or in person, I intend to appear at the 2003 Annual General Meeting. I beneficially own 1,000 common shares held in a family partnership.

Attached is a director biography for PartnerRe's upcoming Proxy Statement.

Kindly confirm that my independent director nomination will be made part of PartnerRe's 2003 Proxy.

If so elected at the next AGM, I consent to serve.

Sincerely,

Kenneth M. Russ

Kenneth M. Russ, III, CPCU

Attachment

Loraine G. Doucette

LORAINE G. DOUCETTE
Notary Public - State of Nevada
Appointment Recorded In Washoe County
No: 02-73580-2 - Expires December 19, 2005

STATE OF NEVADA
OF WASHOE

RECEIVED
OCT 3 2002
PartnerRe

Prior to 1998, Kenneth M. Russ, III served as President of Russ Re-Insurance Services and Falcon Re-Insurance Intermediaries, Inc. in Pasadena, California. Through 1991, he was employed as a Vice President of American Intermediaries, Inc. In New York, Mr. Russ was associated with John F. Sullivan Company as Director of International Treaty from 1984 to 1986. Before then, he worked for Prudential Reinsurance as an Associate Manager and International Treaty Underwriter in Brussels, Latin America and New York for five years. Mr. Russ started his career in 1978 as a Commercial Lines Underwriter with the Home Insurance Company in New York. He earned his B.A. and M.A. degrees from the University of California and attained the Chartered Property and Casualty Underwriter designation. He has chaired joint industry research committees and written numerous articles on catastrophe reinsurance and other topics published in professional journals. Mr. Russ, 51, retired from the reinsurance business in 1997. He is presently a schoolteacher in Nevada.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 23, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PartnerRe Ltd.
Incoming letter dated December 5, 2002

The submission nominates the proponent for membership on PartnerRe's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that PartnerRe may exclude it under rule 14a-8(i)(8) as relating to an election to PartnerRe's board of directors, and we will not recommend enforcement action to the Commission if PartnerRe omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of PartnerRe's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Grace K. Lee
Special Counsel